INCENTIVE DEFERRAL AT JOHNSON & JOHNSON

Commentary on Shareholder Resolution Seeking Establishment of a Deferral Period for Short-Term Bonuses

Contact: Tom McCaney, Associate Director, Corporate Social Responsibility, Sisters of St. Francis of Philadelphia, at tmccaney@osfphila.org

March 23, 2021

Dear Fellow Johnson & Johnson Shareholder:

The Sisters of St. Francis of Philadelphia seek your support for Proposal 7 on the Johnson & Johnson (“JNJ”, or “the Company”) 2021 proxy card (the “Proposal”). Under the proposal, JNJ would defer a certain portion of senior executives’ annual incentive pay for a specified time period, both to be determined by the Compensation & Benefits Committee, to permit an informed review of whether a bonus award was warranted in light of subsequent events and to facilitate any adjustments resulting from use of the Company’s recoupment policy from the deferred portion of that award.

The Sisters of St. Francis of Philadelphia, filers of this proposal, are long-term shareholders of JNJ stock and have engaged with company representatives many times in an effort to collaboratively seek pathways to resiliency and sustainability.

Rationale to vote FOR this proposal

We believe a bonus deferral policy is urgently required at JNJ given the acute legal, financial and regulatory risks facing the Company. Specifically, we note the following detailed in JNJ’s own 2020 Form 10-K filing:

•	JNJ potentially faces billions of dollars in costs tied to its role in the opioid crisis;

•	The Company faces ongoing regulatory inquiries related to its opioid marketing practices; and

•	The Company faces additional multi-billion dollar costs associated with talc litigation.[1]

In our view, JNJ’s current compensation practices fail to adequately address these risks. JNJ shareholders are exposed to billions of dollars in liabilities and costs, forming a worrisome pattern of systemic weaknesses in the Company’s compliance practices, with no evidence that top executives have received a dollar less in incentive pay as a result of this exposure. We believe that a bonus deferral policy is critical to aligning management’s interests with those of long-term shareholders and ensuring accountability.

Additionally, we believe that adoption of a bonus deferral policy is appropriate for the following reasons:

•	Facilitates the Use of the Recoupment and Allows Flexibility in Reducing Annual Payouts. A bonus deferral policy offers a straightforward mechanism to recoup annual awards under the Company’s recoupment policy, which could otherwise require legal action and the expenditure of additional company time and resources. This policy also allows for adjustments in payouts based on late-arriving information related to senior executives’ conduct or the sustainability of the financial results on which an award was based. A bonus deferral policy would enhance JNJ’s ability to use its recoupment policy and we believe that it could serve a retention focus as well.

1 See Johnson and Johnson’s 2020 Annual Report on Form 10-K, at 93-98. (https://www.sec.gov/ix?doc=/Archives/edgar/data/200406/000020040621000008/jnj-20210103.htm).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card--the Sisters of St. Francis of Philadelphia is not able to vote your proxies; vote your proxies in accordance with the instructions in JNJ’s proxy statement.

•	Similar to Policies Widely Adopted in the Banking Industry and at Some Other Pharmaceutical Companies. A bonus deferral policy like the one requested in the Proposal is similar to arrangements that have been widely adopted in the banking industry, following the last financial crisis. In 2009, the Financial Stability Board (FSB), which coordinates national financial authorities in developing strong sector policies, adopted “Principles for Sound Compensation Policies” and related “Implementation Standards”, which included bonus deferral policies. Deferral policies were considered “particularly important” because they allow for “late-arriving information about risk-taking and outcomes” and reduce the need to recoup compensation already paid out, which may “fac[e] legal barriers”. The sixth progress report on these FSB Principles noted in 2019 that banking supervisors in 16 FSB jurisdictions, including the U.S., now have requirements or expectations regarding bonus deferral.

Our Rebuttal to the Company’s Opposition Statement follows:

As investors, we encourage transparency and accountability in corporate compensation policies. JNJ’s statement in opposition to the Proposal states:

•	The Compensation & Benefits Committee already has the discretion to defer senior executive annual incentive awards. A Board committee’s discretion is not a firm policy. We seek to codify the deferral period as the standard practice to ensure that unnecessary risks for short-term gain are not rewarded.

•	Approximately two-thirds of JNJ executives’ compensation is delivered in the form of long-term incentives that are already deferred for three years. The Proposal clearly states (in the resolved clause) that it would apply only to awards under short-term incentive plans. We do not dispute that two-thirds of executive compensation is related to long-term incentives, but ask that any short-term incentives be subject to a potential deferral period.

•	The Company has robust recoupment policies and stock ownership guidelines that further align the interests of our executives with the long-term interests of our shareholders. Recoupment can be difficult and can result in litigation costing the Company time and money.

•	The Company has demonstrated its commitment to safeguarding against inappropriate risk-taking. The lawsuits and investigations referenced earlier indicate that additional safeguards are warranted.

CONCLUSION

JNJ’s significant risk exposure and troubled history of lawsuits, investigations, settlements, and fines suggest a compensation system that rewards, or at the very least, insufficiently discourages short-term gains at the risk of sustainable long-term growth. Therefore, we urge shareholders to vote FOR Proposal 7 following the instructions provided in the Company’s proxy statement.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card--the Sisters of St. Francis of Philadelphia is not able to vote your proxies; vote your proxies in accordance with the instructions in JNJ’s proxy statement.